Item 77D - 	Deutsche Bond VIP and Deutsche
CROCI(r) International VIP (each, a
series of Deutsche Variable Series I)
(each, the "Fund")
Deutsche Bond VIP

Effective on or about November 1, 2017, the Fund's principal investment strategy was amended to include the following:

If a fixed income security is rated differently among the three major ratings agencies (i.e.
Moody's Investor Services, Inc., Fitch Investors
Services, Inc., and Standard & Poor's Ratings
Group), portfolio management would rely on the highest credit rating for purposes of the fund's investment policies.

Deutsche CROCI(r) International VIP

Effective April 10, 2017, the Fund's principal investment strategy was amended to include the following:

Derivatives. Portfolio management
generally may use futures contracts,
which are a type of derivative (a
contract whose value is based on, for
example, indices, currencies or
securities) as a substitute for direct
investment in a particular asset class
or to keep cash on hand to meet
shareholder redemptions. In addition,
from time to time portfolio
management may use forward
currency contracts to hedge the fund's
exposure to changes in foreign
currency exchange rates on its foreign
currency denominated portfolio
holdings or to facilitate transactions in foreign currency denominated securities. Portfolio management generally may use structured notes to gain exposure to certain foreign markets that may not permit direct investment.
The fund may also use other types of
derivatives (i) for hedging purposes;
(ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.
The Fund's prospectus was supplemented on May
26, 2017 to reflect that financial stocks are no longer excluded from CROCI(r) coverage and that the Fund does not currently employ a currency hedging strategy. Accordingly, the Fund's prospectus was modified as follows:
Management process. Portfolio
management will select approximately
50 stocks of companies that it believes
offer economic value utilizing the Cash
Return on Capital Invested (CROCI (r))
strategy as the primary factor, in
addition to other factors. Under the
CROCI(r) strategy, economic value is
measured using various metrics such as the CROCI(r) Economic Price Earnings
Ratio (CROCI(r) Economic P/E Ratio).
The CROCI(r) Economic P/E Ratio is a
proprietary measure of company
valuation using the same relationship
between valuation and return as an
accounting P/E ratio (i.e., price/book
value divided by return on equity). The
CROCI(r) Economic P/E Ratio and other
CROCI(r) metrics may be adjusted from
time to time. The CROCI(r) strategy may
apply other measures of company
valuation, as determined by the CROCI (r)
Investment Strategy and Valuation
Group. Portfolio management may use
criteria other than the CROCI (r) strategy in selecting investments. At times, the number of stocks held in the fund may be higher or lower than 50 stocks at the discretion of portfolio management or as a result of corporate actions, mergers or other events. Portfolio management will select stocks primarily from a universe consisting of approximately 330 of the largest companies in developed markets outside North America represented in the CROCI(r) Investment Strategy and
Valuation Group's database of companies
evaluated using the CROCI(r) strategy.
The fund is reviewed periodically and
adjusted in accordance with the CROCI (r) strategy's rules, and the regional weighting in the fund is targeted to match the fund's benchmark. The region-neutral approach attempts to reduce the risk of significant regional over or underweights in the fund relative to the broader international equity market. The CROCI(r) strategy does not form opinions about relative attractiveness of different regions and targets region neutrality in order to seek to reduce currency risks relative to the fund's benchmark, as well keeping the focus of the strategy on stock selection, rather than regional allocation. During the selection process, certain portfolio selection buffers are applied in an attempt to reduce portfolio turnover. Portfolio management will take additional measures to attempt to reduce portfolio turnover, market impact and transaction costs in connection with implementation of the strategy, by applying liquidity and trading controls and managing the portfolio with tax efficiency in mind.
The CROCI (r) strategy is supplied by the CROCI (r) Investment Strategy and
Valuation Group, a unit of the Deutsche
Bank Group, through a licensing
arrangement with the fund's Advisor.
CROCI(r) Investment Process. The
CROCI(r) Investment Process is based
on the belief that the data used in
traditional valuations (i.e. accounting
data) does not accurately appraise
assets, reflect all liabilities or represent the real value of a company. This is because the accounting rules are not always designed specifically for investors and often utilize widely differing standards which can make measuring the real asset value of companies difficult. The CROCI (r)
Investment Process seeks to generate
data that will enable valuation
comparisons on a consistent basis,
resulting in what portfolio
management believes is an effective and
efficient sector and stock selection
process targeting investment in real
value.